   As filed with the Securities and Exchange Commission on February 28, 2001

                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM S-8
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Inspire Pharmaceuticals, Inc.
             (Exact name of registrant as specified in its charter)

             Delaware                                            04-3209022
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)


                             4222 Emperor Boulevard
                                   Suite 470
                       Durham, North Carolina 27703-8466
                                 (919) 941-9777
                    (Address of principal executive offices)

               Amended and Restated 1995 Stock Plan, as amended
                            (Full title of the plan)

    Gregory J. Mossinghoff, Senior Vice President and Chief Business Officer
                         Inspire Pharmaceuticals, Inc.
                             4222 Emperor Boulevard
                                   Suite 470
                       Durham, North Carolina 27703-8466
                                 (919) 941-9777
                    (Name and address of agent for service)

                                   Copies to:

                          Edward P. Bromley III, Esq.
                                 Reed Smith LLP
                          136 Main Street - Suite 250
                          Princeton, New Jersey 08540
                                 (609) 987-0050

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                                          Proposed
                                                           Maximum
                                         Amount        Offering Price    Proposed Maximum     Amount of
Title of Each Class of Securities        to be               Per        Aggregate Offering   Registration
         to be Registered             Registered/(1)/    Share/(2)/           Price              Fee
----------------------------------------------------------------------------------------------------------
Common stock, $.001 par value               3,004,220          $12.875      $38,679,332.00       $9,669.83
==========================================================================================================

(1) In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate amount of additional shares to be offered or sold pursuant to the Amended and Restated 1995 Stock Plan, described herein.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended, based upon the average of the high and low price as reported on The NASDAQ National Market on February 22, 2001.

                                     PART I

                                EXPLANATORY NOTE


     This registration statement registers shares of common stock, par value $.001 per share, of Inspire Pharmaceuticals, Inc. that were issued or sold or may be issued and sold under Inspire's Amended and Restated 1995 Stock Plan, as amended (the "Plan").

     This registration statement contains two parts. The first part contains a resale prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 which covers the reoffer and resales of shares of the common stock issued or to be issued pursuant to the Plan. The second part contains information required to be included in Part II of a Registration Statement on Form S-8. In accord with the Note to Part I of the Form S-8, information regarding the Plan, as specified by Part I of Form S-8, will be delivered to each participant in the Plan and does not need to be filed with the Securities and Exchange Commission.

                               REOFFER PROSPECTUS

                       1,477,042 Shares of Common Stock

                         Inspire Pharmaceuticals, Inc.

                              ___________________

     The shares of common stock, $0.001 par value per share (the "shares"), of Inspire Pharmaceuticals, Inc. covered by this reoffer prospectus, may be offered and sold to the public by certain stockholders of Inspire (collectively, the "Selling Securityholders"). The Selling Securityholders have acquired the shares through their exercise of stock options granted to them under Inspire's Amended and Restated 1995 Stock Plan, as amended ("the Plan").

     Our common stock is quoted on the Nasdaq National Market under the symbol "ISPH." On February 23, 2001, the closing price of a share of our common stock on the Nasdaq National Market was $12.875 per share. The Selling Securityholders may sell their shares directly or indirectly in one or more transactions on the Nasdaq National Market or on any stock exchange on which the shares may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods. These sales may be at fixed prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The shares are "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act") before their sale under this prospectus. This reoffer prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the Selling Securityholders to the public without restriction. The Selling Securityholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Securityholders and/or purchasers of the shares, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). In connection with such sales, the Selling Securityholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Inspire will not receive any proceeds from the sale of the shares by the Selling Securityholders.

                              ____________________

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.
                              ____________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                              ____________________

               The date of this reoffer prospectus is February 28, 2001.

                               TABLE OF CONTENTS

                                                  Page
                                                  ----
Where You Can Find More Information..............   2
Incorporation of Certain Documents by Reference..   3
The Company......................................   4
Risk Factors.....................................   5
Use of Proceeds..................................  15
Selling Securityholders..........................  15
Plan of Distribution.............................  18
Legal Matters....................................  18
Experts..........................................  19

                                 ______________


     You should rely only on the information contained in this reoffer prospectus or any supplement. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this reoffer prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this reoffer prospectus is accurate only as of the date of this reoffer prospectus, regardless of the time of delivery of this reoffer prospectus or of any sale of the common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This reoffer prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Commission. The Registration Statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the Commission at the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549, and at the Regional Offices of the Commission located at Seven World Trade Center, l3th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this registration statement as of their respective dates:

     (a) The final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act;

     (b) The Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2000;

     (c) All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since August 3, 2000;

     (d) The Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

     (e) The description of our common stock contained in the Registrant's final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     We will provide without charge to any person including our beneficial owner, to whom this reoffer prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this reoffer prospectus). Requests should be directed to Gregory J. Mossinghoff, Senior Vice President and Chief Business Officer, 4222 Emperor Boulevard, Suite 470, Durham, North Carolina 27703-8466. Our telephone number is (919) 941-9777 and our World Wide Web site is located at www.inspirepharm.com. Information on the Web site is not incorporated by reference into this reoffer prospectus.

                                  THE COMPANY

     We discover and develop new drugs, or pharmaceutical products, to treat diseases characterized by deficiencies in the body's innate defense mechanisms of mucosal hydration and mucociliary clearance as well as other non-mucosal disorders. Our products are based on our proprietary technology relating to P2Y receptors. Studies indicate that a subtype of this family, the P2Y2 receptor, coordinates the mechanisms of mucosal hydration and mucociliary clearance. These complex mechanisms, which involve movement of salt and water, a protein substance made in specialized cells that act to lubricate surfaces, called mucin, and the movement of cilia, or hairlike projections on the surface of cells that move together in a sweeping motion to move liquid and particles forward, can be regulated therapeutically through the stimulation of this receptor. Our lead products target respiratory and ophthalmic diseases with inadequate current treatments. We currently have four product candidates in clinical development:

     .    INS365 Respiratory for the treatment of chronic bronchitis;

     .    INS365 Ophthalmic for the treatment of dry eye disease; and

     . INS316 Diagnostic to aid in the diagnosis of lung cancer and lung infection; and

     .    INS37217 Respiratory for the treatment of cystic fibrosis.

In addition, we have two products that are scheduled to enter clinical trials within the next 12 months: INS37217 Respiratory for the treatment of sinusitis and INS37217 Ophthalmic for the treatment of retinal disease. We have entered into development and commercialization alliances with Genentech Inc. ("Genentech"), Kissei Pharmaceuticals Co., Ltd. and Santen Pharmaceutical Co., Ltd. ("Santen") and Kirin Brewery Co., Ltd. Pharmaceutical Division ("Kirin"). We are also exploring other target diseases where we believe P2Y receptors play important biological roles.

     We commenced operations in March 1995. At that time, we acquired a license to our initial technology, including patents relating to P2Y receptors and on method of use for INS316 in the respiratory area, from The University of North Carolina at Chapel Hill. We initially focused on the clinical development of INS316 for the treatment of respiratory diseases such as cystic fibrosis and chronic bronchitis. In early 1996, we initiated a research program to develop an improved P2Y2 agonist compound, INS365. A joint patent for this compound was granted to us and The University of North Carolina at Chapel Hill. We began preclinical studies of INS365 for respiratory uses in 1997, and clinical testing of INS365 for respiratory uses in early 1998. We filed an investigational new drug application (IND) in the United States in the spring of 1998. We acquired an exclusive license to use INS365 to treat respiratory disease from The University of North Carolina at Chapel Hill in 1998. During the development of INS365 for respiratory uses, our scientists began to recognize the potential for using INS365 to treat eye diseases such as dry eye. We initiated ophthalmic clinical testing of INS365 in the United Kingdom in early 1999, filed an IND in the United States in the fall of 1999 and completed a Phase II clinical trial in the fall of 2000. Our chemistry lab also synthesized INS37217, a new P2Y2 receptor agonist, in 1998. We began preclinical testing of INS37217 for respiratory uses in 1998, and for ophthalmic uses in 1999. This preclinical work for the respiratory uses necessary for initial clinical testing is completed; the preclinical testing for ophthalmic uses is completed. In the fall of 2000, we filed an IND for INS37217 Respiratory for the treatment of cystic fibrosis and in December 2000 we filed an IND for INS37217 Ophthalmic for the treatment of retinal disease.

                                  RISK FACTORS

     The shares of common stock offered by this prospectus involve a substantial risk of loss. Before making an investment in our common stock, you should carefully read this entire prospectus and should give particular attention to the following risk factors. You should recognize that other significant risks may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements in this prospectus. These factors include, without limitation, the risk factors listed below and other factors presented throughout this prospectus.

IF OUR PRODUCTS FAIL IN CLINICAL STUDIES, WE WILL BE UNABLE TO OBTAIN FDA APPROVAL AND WILL NOT BE ABLE TO SELL THOSE PRODUCTS.

     To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. Even if we identify potential products, we will have to conduct significant additional development activities and preclinical and clinical tests, and obtain regulatory approval before our products can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. We have not submitted any products for marketing approval by the United States Food and Drug Administration (FDA) or any other regulatory body.

     Generally, all of our product candidates are in research or preclinical development, with only four, INS365 Respiratory, INS365 Ophthalmic, and INS316 Diagnostic, INS37371 respiratory currently in clinical trials. The results of preclinical and initial clinical testing of our products under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. Our ongoing clinical studies might be delayed or halted for various reasons, including:

     . the drug is not effective, or physicians think that the drug is not effective;

     .    patients experience severe side effects during treatment;

     . patients die during the clinical study because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

     .    patients do not enroll in the studies at the rate we expect;

     .    drug supplies are not sufficient to treat the patients in the studies;
          or

     .    we decide to modify the drug during testing.

BECAUSE OUR PRODUCT CANDIDATES UTILIZE A NEW MECHANISM OF ACTION, OBTAINING REGULATORY APPROVAL MAY BE DIFFICULT, EXPENSIVE AND PROLONGED, WHICH WOULD DELAY ANY MARKETING OF OUR PRODUCTS.

     We cannot apply for regulatory approval to market a product candidate until we successfully complete pivotal clinical trials for the product. To complete successful clinical trials, the products must meet the criteria for clinical approval, or endpoints, which we establish for the product in the clinical study.

     Generally, we will establish these endpoints in consultation with the regulatory authorities, following design guidelines on the efficacy, safety and tolerability measures required for approval of products.

     Because our existing product candidates utilize a new approach to the treatment of respiratory and eye diseases, we may have trouble establishing endpoints that the regulatory authorities agree sufficiently evaluate the effectiveness of each product candidate. For this and other reasons, we could encounter delays and increased expenses in our clinical trials if the regulatory authorities determine that the endpoints established for a clinical trial do not predict a clinical benefit, and the authorities will not approve the product for marketing without further clinical trials. The regulatory authorities could change their view on clinical trial design and establishment of appropriate standards for efficacy, safety and tolerability and require a change in study design, additional data or even further clinical trials before approval of a product candidate.

     After initial regulatory approval, regulatory authorities continue to review a marketed product and its manufacturer. They may require us to conduct long-term safety studies after approval. Discovery of previously unknown problems through adverse event reporting may result in restrictions on the product, including withdrawal from the market. Additionally, we and our officers and directors could be subject to civil and criminal penalties.

IF PHYSICIANS AND PATIENTS DO NOT ACCEPT OUR PRODUCT CANDIDATES, THEY MAY NOT BE COMMERCIALLY SUCCESSFUL.

     Even if regulatory authorities approve our product candidates, those products may not be commercially successful. Acceptance of and demand for our products will depend largely on the following:

     . acceptance by physicians and patients of our products as safe and effective therapies;

     .  reimbursement of drug and treatment costs by third-party payors;

     .  safety, effectiveness and pricing of alternative products; and

     .  prevalence and severity of side effects associated with our products.

     In addition, to achieve broad market acceptance of our product candidates, in many cases we will need to develop, alone or with others, convenient methods for administering product candidates. Physicians have administered our current product candidates for the treatment or diagnosis of respiratory disorders, INS365 Respiratory, INS316 Diagnostic and INS37217 Respiratory, using a jet nebulizer, a device that generates and delivers a fine mist derived from a liquid, which is inhaled into the lungs, in their respective clinical studies. Although the use of a jet nebulizer is an effective and well accepted means for administering products for inhalation with respect to acute use and, to a lesser degree, chronic use, we believe more convenient methods of delivery and administration, such as a hand-held inhalation device, may be necessary in the case of INS365 Respiratory and INS37217 Respiratory, to more fully address chronic use. Our testing of prototype hand-held inhalation devices is at an early stage and we may not be able to develop or find a convenient hand-held device that works in patients with chronic bronchitis. Our current product candidate for the treatment of dry eye disease, INS365 Ophthalmic, is applied from a vial containing a single dose of medication. Patients may prefer to purchase the medication in a bottle containing a sufficient quantity of medication for multiple doses. We have not yet established a plan to develop a multi-dose formulation. Similar challenges exist in identifying and perfecting convenient methods of administration for many of our other product candidates.

WE INTEND TO RELY ON THIRD PARTIES TO DEVELOP, MARKET, DISTRIBUTE AND SELL OUR PRODUCT CANDIDATES AND THOSE THIRD PARTIES MAY NOT PERFORM.

     We do not yet have the ability to independently market, distribute or sell our products and intend to rely on experienced third parties to perform, or assist us in the performance of, all of those functions. We may not identify acceptable partners or enter into favorable agreements with them. If third parties do not successfully carry out their contractual duties or meet expected deadlines, we will be unable to obtain required governmental marketing approvals and will be unable to sell our products.

OUR DEPENDENCE ON COLLABORATIVE RELATIONSHIPS MAY LEAD TO DELAYS IN PRODUCT DEVELOPMENT AND DISPUTES OVER RIGHTS TO TECHNOLOGY.

     Our business strategy depends upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have development collaborations with four collaborators, Genentech, Kissei, Santen and Kirin . The termination of any collaboration may lead to delays in product development and disputes over technology rights and may reduce our ability to enter into collaborations with other potential partners. Genentech has the right, by giving us 150 days prior notice, to terminate our collaboration. Similarly, Kirin has the right to terminate our license agreement by giving us 180 days prior notice. If we do not maintain the Genentech, Kissei, Santen or Kirin collaborations or establish additional research and development collaborations or licensing arrangements it will be difficult to develop and commercialize therapeutic or diagnostic products using our technology. Any future collaborations or licensing arrangements may not be on terms favorable to us. Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market therapeutic or diagnostic products on our own. As a result, we will continue to depend on collaborators and contractors for the preclinical study and clinical development of therapeutic products and for regulatory approval, manufacturing and marketing of therapeutic and diagnostic products which result from our technology. The agreements with collaborators typically will allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential product revenues relating to our research programs.

     We intend to rely on Genentech, Kissei, Santen, Kirin and any future collaborators for significant funding in support of our development efforts. If Genentech, Kissei, Santen or Kirin reduces or terminates its funding, we will need to devote additional internal resources to product development, scale back or terminate certain research and development programs or seek alternative collaborators.

     Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of therapeutic or diagnostic products. Such disagreement could also result in litigation or require arbitration to resolve.

IF WE ARE UNABLE TO CONTRACT WITH THIRD PARTIES FOR SYNTHESIS AND MANUFACTURING OF PRODUCT CANDIDATES FOR PRECLINICAL TESTING AND CLINICAL TRIALS AND FOR LARGE SCALE MANUFACTURING OF ANY OF OUR DRUG CANDIDATES, WE MAY BE UNABLE TO DEVELOP OR COMMERCIALIZE PRODUCTS.

     We have no experience or capabilities in large scale commercial manufacturing of any of our product candidates or any experience or capabilities in the manufacturing of pharmaceutical products generally. We do not generally expect to engage directly in the manufacturing of products, but instead intend to contract with others for these services. We have relied upon supply agreements with third parties for the manufacture and supply or our product candidates for purposes of preclinical testing and clinical trials. Although we have previously received preclinical and clinical supplies of our product candidates from several suppliers, we presently depend upon Yamasa Corporation as the sole supplier of our supply of product candidates. If we are unable to retain third party manufacturing on commercially acceptable terms, we may not be able to commercialize products as planned. Our manufacturing strategy presents the following risks:

     . the manufacturing processes for most of our product candidates have not been tested in quantities needed for commercial sales;

     . delays in scale-up to commercial quantities and any change to a manufacturer other than Yamasa Corporation could delay clinical studies, regulatory submissions and commercialization of our products;

     . manufacturers of our products are subject to the FDA's good manufacturing practices regulations and similar foreign standards, and we do not have control over compliance with these regulations by third-party manufacturers;

     . if we need to change to manufacturers other than Yamasa Corporation, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our product candidates;

     . without satisfactory long-term agreements with manufacturers, we will not be able to develop or commercialize our product candidates as planned or at all; and

     . we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our product candidates.

IF WE ARE UNABLE TO SUPPLY KISSEI AND SANTEN WITH SUFFICIENT QUANTITIES OF MATERIALS WE MAY BREACH OUR AGREEMENTS WITH SUCH PARTIES.

     We are currently a party to a development, license and supply agreement with each of Kissei and Santen, under which we granted each a license to develop and market INS365 Respiratory and INS365 Ophthalmic, respectively. Generally, the agreements with Kissei and Santen will require us to supply such partners with either sufficient quantities of materials or finished products, as applicable, for the purpose of commercial distribution. We will need to establish, alone or with third parties, a manufacturing process in relation to each product. Our dependence upon third parties for the manufacture of products may adversely affect our ability to develop and deliver products on a timely and competitive basis.

     Our inability to successfully manufacture commercial products could result in our breach of the terms of our agreements with Kissei and Santen. Any of these factors could delay our preclinical studies, clinical trials or commercialization of our product candidates, entail higher costs and result in our inability to effectively sell our product candidates.

IF OUR PATENT PROTECTION IS INADEQUATE, THE DEVELOPMENT AND ANY POSSIBLE SALES OF OUR PRODUCT CANDIDATES COULD SUFFER OR COMPETITORS COULD FORCE OUR PRODUCTS COMPLETELY OUT OF THE MARKET.

     Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for one patent covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in European and possibly other countries due to their particular patent laws. Besides our use patents, we have patents covering pharmaceutical formulations of these chemical compounds. We also have patent applications covering processes for large-scale manufacturing of these chemical compounds. Many of the chemical compounds included in the claims of our use patents, formulation patents and process applications were known in the scientific community prior to our formation. None of our patents cover these previously known chemical compounds themselves, which are in the public domain. As a result, competitors may be able to commercialize products that use the same chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. In such a case, physicians, pharmacies and wholesalers could possibly substitute these products for our products. Such substitution would reduce any revenues received from the sale of our products.

     We believe that there may be significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies currently have or may acquire patent rights which we might be accused of infringing. If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others, or we may have to participate in interference proceedings in the United States Patent and Trademark Office (USTPO) to determine the priority of invention of any of our technologies.

     In general, the development of patent rights in pharmaceutical, biopharmaceutical and biotechnology products to a degree sufficient to support commercial efforts in these areas is typically uncertain and involves complex legal and factual questions. For instance, while the USPTO has recently issued guidelines addressing the requirements for demonstrating utility for biotechnology inventions, USPTO examiners may not follow these guidelines in examining patent applications. Such applications may have to be appealed to the USPTO's Appeals Board for a final determination of patentability.

IF WE FAIL TO REACH MILESTONE OR OTHER OBLIGATIONS, THE UNIVERSITY OF NORTH CAROLINA AT CHAPEL HILL AND OTHER LICENSORS MAY TERMINATE OUR AGREEMENTS WITH THEM.

     Our current technologies, discoveries and our original patents are based in part on two exclusive licenses and one non-exclusive license from The University of North Carolina at Chapel Hill (UNC). Generally, if we fail to meet milestones under the respective UNC licenses, UNC may terminate the applicable license. In addition, it may be necessary in the future for us to obtain additional licenses from UNC or other third parties to develop future commercial opportunities or to avoid infringement of third party patents. We do not know the terms on which such licenses may be available, if at all.

     Failure to license or otherwise acquire necessary technologies may reduce or eliminate our ability to develop product candidates. Even if we acquire all necessary licenses, if we breach any license provision, either intentionally or unintentionally, we may lose our right to continued use of the licensed technology.

BECAUSE WE RELY UPON TRADE SECRETS AND AGREEMENTS TO PROTECT SOME OF OUR INTELLECTUAL PROPERTY, THERE IS A RISK THAT UNAUTHORIZED PARTIES MAY OBTAIN AND USE INFORMATION THAT WE REGARD AS PROPRIETARY.

     We rely upon the laws of trade secrets and non-disclosure agreements and other contractual arrangements to protect our proprietary compounds, methods, processes, formulations and other information for which we are not seeking patent protection. We have taken security measures to protect our proprietary technologies, processes, information systems and data, and we continue to explore ways to further enhance security. However, despite these efforts to protect our proprietary rights, unauthorized parties may obtain and use information that we regard as proprietary. Employees, academic collaborators and consultants with whom we have entered confidentiality and/or non-disclosure agreements, may improperly disclose our proprietary information. In addition, competitors may, through a variety of proper means, independently develop substantially the equivalent of our proprietary information and technologies, gain access to our trade secrets, or properly design around any of our patented technologies.

BECAUSE ALL OF OUR PRODUCT CANDIDATES USE RELATED MECHANISMS OF ACTION, WE MAY NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS IF THE MECHANISM OF ACTION IS NOT EFFECTIVE.

     Any products resulting from our product development efforts are not expected to be available for sale for a number of years, if at all. Two of our product candidates, INS365 Respiratory and INS37217 Respiratory, operate in a similar manner. If the clinical results of one of the compounds is not favorable, the results of the other compound may not be favorable. Moreover, we have designed all of our product candidates to use related mechanisms of action. If these mechanisms of action are not effective, we may not be able to commercialize any of our product candidates. Even if all of our product candidates prove effective, we may choose not to commercialize all of them.

IF WE CONTINUE TO INCUR OPERATING LOSSES FOR A PERIOD LONGER THAN ANTICIPATED, OR IN AN AMOUNT GREATER THAN ANTICIPATED, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

     We have experienced significant losses since inception. We incurred net losses of $14.6 million for the year ended December 31, 2000, $8.9 million for the year ended December 31, 1999, and $7.5 million for the year ended December 31, 1998. As of December 31, 2000 our accumulated deficit was approximately $47.9 million. We expect to incur significant additional operating losses over the next several years and expect cumulative losses to increase substantially in the near-term due to expanded research and development efforts, preclinical studies and clinical trials. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the following:

     . timing of regulatory approvals and commercial sales of our product candidates;

     .    the level of patient demand for our products;

     .    timing of payments to and from licensors and corporate partners; and

     .    timing of investments in new technologies.

     No regulatory authorities have approved any of our product candidates for marketing, and therefore, we are not generating any revenues from product sales. To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We do not expect to generate product revenues for at least the next few years. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

IF WE ARE NOT ABLE TO OBTAIN SUFFICIENT ADDITIONAL FUNDING TO MEET OUR EXPANDING CAPITAL REQUIREMENTS, WE MAY BE FORCED TO REDUCE OR ELIMINATE RESEARCH PROGRAMS AND PRODUCT DEVELOPMENT.

     We have used substantial amounts of cash to fund our research and development activities. In the fiscal year ended December 31, 2000 our operating expenses exceeded $20.0 million. We expect our capital and operating expenditures to increase over the next several years as we expand our research and development activities, address possible difficulties with clinical studies and prepare for commercial sales. Many factors will influence our future capital needs. These factors include:

     .    the progress of our research programs;

     .    the number and breadth of these programs;

     .    our ability to attract collaborators for our products;

     . achievement of milestones under our existing collaborations with Genentech, Kissei, Santen and Kirin;

     .    our ability to establish and maintain additional collaborations;

     .    progress by our collaborators: Genentech, Kissei, Santen and Kirin;

     . the level of activities relating to commercialization rights we retain in our collaborations;

     .    competing technological and market developments;

     . the costs involved in enforcing patent claims and other intellectual property rights; and

     .    the costs and timing of regulatory approvals.

     We anticipate that our operating expenses will exceed $25.0 million over the next twelve months. We also expect to purchase capital equipment at a cost of approximately $2.0 million. Following the twelve-month period, we expect our operating expenses to increase as we continue to develop our product candidates. We intend to rely on Genentech, Kissei, Santen, Kirin, future collaborators and the proceeds of our initial public offering for significant funding in support of our development efforts. In addition, we may seek additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders' ownership will be diluted if we raise additional capital by issuing equity securities. If we raise funds through collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates which are involved in these future collaborations and arrangements or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH BIOTECHNOLOGY COMPANIES AND ESTABLISHED PHARMACEUTICAL COMPANIES.

     The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. These competitors include Abbott, Astra Zeneca, Boehringer Ingelheim, Glaxo Wellcome, Pfizer and SmithKline Beecham. Many of these competitors employ greater financial and other resources, including larger research and development staffs and more effective marketing and manufacturing organizations, than we or our collaborative partners. Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. As a result of academic and government institutions becoming increasingly aware of the commercial value of their research findings, such institutions are more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products. Our competitors may develop technologies and drugs that are safer, more effective or less costly than any we are developing or which would render our technology and future drugs obsolete and non-competitive. The products of our competitors marketed to treat chronic bronchitis include anti-inflammatory products, such as Azmacort(R) and Beclovent(R), bronchodilators such as Atrovent(R) and Proventil(R), and antibiotics such as Biaxin(R) and Zithromax(R). Pulmozyme(R), a Genentech product, and TOBI(R) from PathoGenesis are examples of products used to treat cystic fibrosis. The main current treatments for dry eye disease involve artificial tear replacement drops. In addition, alternative approaches to treating diseases which we have targeted, such as gene therapy, may make our product candidates obsolete. Our competitors may also be more successful in production and marketing.

     In addition, some of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners may not compete successfully with competitors' existing products or products under development.

FAILURE TO HIRE AND RETAIN KEY PERSONNEL MAY HINDER OUR PRODUCT DEVELOPMENT PROGRAMS AND OUR BUSINESS EFFORTS.

     We depend on the principal members of management and scientific staff, including Christy L. Shaffer, Ph.D., our President, Chief Executive Officer and director; and Gregory J. Mossinghoff, our Senior Vice President and Chief Business Officer. If any of these people leave us, we may have difficulty conducting our operations. We have not entered into agreements with any of the above principal members of our management and scientific staff that bind any of them to a specific period of employment. We do not maintain key person life insurance. Our future success also will depend in part on our ability to attract, hire and retain additional personnel skilled or experienced in the pharmaceutical industry. There is intense competition for such qualified personnel. We may not be able to continue to attract and retain such personnel.

OUR OPERATIONS INVOLVE A RISK OF INJURY FROM HAZARDOUS MATERIALS, WHICH COULD BE VERY EXPENSIVE TO US.

     Our research and development activities involve the controlled use of hazardous materials and chemicals.

We cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident were to occur, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, we are subject to laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The costs of compliance with these laws and regulations could be substantial.

USE OF OUR PRODUCTS MAY RESULT IN PRODUCT LIABILITY CLAIMS FOR WHICH WE MAY NOT HAVE ADEQUATE INSURANCE COVERAGE.

     Clinical trials or manufacturing, marketing and sale of our potential products by our collaborative partners may expose us to liability claims from the use of those products. Although we carry clinical trial liability insurance, we currently do not carry product liability insurance. We or our collaborators may not be able to obtain or maintain sufficient or even any insurance. If we can, it may not be at a reasonable cost. If we cannot or are unable otherwise to protect against potential product liability claims, we may find it difficult or impossible to commercialize pharmaceutical products we or our collaborators develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

IF THIRD PARTY PAYORS WILL NOT PROVIDE COVERAGE OR REIMBURSE PATIENTS FOR ANY PRODUCTS WE DEVELOP, OUR ABILITY TO DERIVE REVENUES WILL SUFFER.

     Our success will depend in part on the extent to which government and health administration authorities, private health insurers and other third party payors will pay for our products. Reimbursement for newly approved health care products is uncertain. In the United States and elsewhere, third party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, may have on our business, the announcement and/or adoption of such proposals or efforts could increase our costs and reduce or eliminate profit margins. Third party insurance coverage may not be available to patients for any products we discover or develop. If government and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced. In various foreign markets, pricing or profitability of medical products is subject to government control.

BECAUSE OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF THE PROCEEDS FROM OUR INITIAL PUBLIC OFFERING, THE PROCEEDS MAY BE USED IN WAYS STOCKHOLDERS DO NOT DEEM TO BE ADVISABLE.

     Our management retains broad discretion as to the allocation of the proceeds from our initial public offering, including the timing and conditions of the use of the proceeds. Our management may allocate the proceeds to uses that stockholders do not deem advisable. If management spends the funds unwisely, we may not have sufficient working capital to become profitable.

OUR EXISTING DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS HOLD A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AND MAY BE ABLE TO PREVENT OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     Our directors, executive officers and current 5% stockholders and their affiliates beneficially own over 45% of the common stock. These stockholders, if they act together, may be able to direct the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as our merger with or into another company, a sale of substantially all of our assets and amendments to our amended and restated certificate of incorporation. The decisions of these stockholders may conflict with our interests or those of our other stockholders.

ANTI-TAKEOVER PROVISIONS IN OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS, AND OUR RIGHT TO ISSUE PREFERRED STOCK, MAY DISCOURAGE A THIRD PARTY FROM MAKING A TAKE-OVER OFFER THAT COULD BE BENEFICIAL TO US AND OUR STOCKHOLDERS.

     Our amended and restated certificate of incorporation and bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors. Our amended and restated certificate of incorporation allows our board of directors to issue shares of preferred stock. The Board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock.

     Our amended and restated certificate of incorporation provides that the members of the board will be divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our President, Chairman of the Board or a majority of the board of directors will be able to call special meetings. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting. These provisions may delay or prevent changes of control or management.

     Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under this law, if anyone becomes an "interested stockholder" in the company, we may not enter a "business combination" with that person for three years without special approval.

     These provisions could discourage a third party from making a take-over offer and could delay or prevent a change of control.

OUR COMMON STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE AND YOUR INVESTMENT IN OUR STOCK MAY DECLINE IN VALUE.

     The market price of our common stock is likely to be highly volatile. Factors that could cause volatility and could result in declines in the market price of our common stock include among others:

     . announcements made by us concerning results of our clinical trials with INS365 Respiratory, INS365 Ophthalmic, INS316 Diagnostic, INS37217 and any other product candidates;

     .    changes in government regulations;

     .    regulatory actions as a result of their therapeutic approach;

     . changes in concerns of our collaborators, in particular our collaborations with Genentech, Kissei, Santen and Kirin;

     . developments concerning proprietary rights including patents by us or our competitors;

     .    variations in our operating results; and

     .    litigation.

     Extreme price and volume fluctuations occur in the stock market from time to time and that can particularly affect the prices of biotechnology companies. These extreme fluctuations are often unrelated to the actual performance of the affected companies. These broad market fluctuations could result in significant declines in the market price of our common stock.

FUTURE SALES BY OUR CURRENT STOCKHOLDERS MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Sales of our common stock by our current stockholders in the public market could cause the market price of our stock to fall. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all. As of December 31, 2000, there were 25,515,087 shares of common stock outstanding. Of these outstanding shares of common stock, all of the 6,325,000 shares sold in our initial public offering are freely tradable, without restriction under the Securities Act of 1933, as amended, unless purchased by our "affiliates." Existing stockholders, who hold the remaining 19,190,087 shares of common stock, hold "restricted shares" which may be resold in the public market only if registered or if there is an exemption from registration, such as Rule 144 under the Securities Act.

     Holders of 16,340,084 shares of common stock and options and warrants to purchase 356,823 shares of common stock, held as of December 31, 2000, are entitled to registration rights. Upon registration, these shares may be freely sold in the public market.

     We may issue additional shares:

     .    to employees, directors and consultants;

     .    in connection with corporate alliances;

     .    in connection with acquisitions; and

     .    to raise capital.

     As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

                                USE OF PROCEEDS

     Inspire will not receive any proceeds from the sale of shares which may be sold pursuant to this reoffer prospectus for the respective accounts of the Selling Securityholders. All such proceeds, net of brokerage commissions, if any, will be received by the Selling Securityholders. See "Selling Securityholders" and "Plan of Distribution."


                            SELLING SECURITYHOLDERS

     This reoffer prospectus relates to shares of common stock which have been acquired by the Selling Securityholders through their exercise of stock options granted to them under the Plan. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of Inspire.

     The following is a list, as of January 25, 2001, of the Selling Securityholders and the number of shares held by each Selling Securityholder.

                                          Number of           Number of             Number of            Percentage of
                                           Shares             Shares to            Shares Owned           Shares Owned
Name                                      Owned (1)        be Offered (2)       After Offering (3)       After Offering
----                                  -----------------  -------------------  ----------------------  --------------------

Wendy Anders (4)                                   632                  633                       0            *
Richard Boucher, M.D. (5)                      583,086              119,999                 504,954          2.0%
Edward Brown (6)                                 5,602                5,302                     300            *
Penny Costanza (7)                                 140                  140                       0            *
Betty Davis (8)                                  1,416                  116                   1,300            *
Robert Dougherty (9)                            26,563               26,563                       0            *
Richard  M. Evans (10)                          52,301               85,713                   1,200            *
Arthur Jones (11)                                1,785                1,785                       0            *
Donald J. Kellerman (12)                        37,922              142,856                     300            *
Andre L. Lamotte, Sc.D. (13)                 2,462,839                5,714               2,460,945          9.6%
H. Jefferson Leighton, Ph.D. (14)              401,904                5,714                 400,000          1.6%
Terrance G. McGuire (15)                     2,881,084                5,714               2,879,180         11.3%
Gregory J. Mossinghoff (16)                     92,309              228,571                       0            *
Gillian M. Olins (17)                           15,285               14,285                   1,000            *
William Pendergast (18)                         46,657               46,657                       0            *
Janet L. Rideout (19)                          234,285              175,482                       0            *
Christy L. Shaffer (20)                        319,521              474,282                  41,000            *
Sammy Shaver (21)                                4,477                2,677                   1,800            *
Robin Sylvester (22)                             3,337                3,037                     300            *
W. Leigh Thompson, Ph.D (23)                    29,118                7,714                  25,214
Jesse I. Treu, Ph.D. (24)                    2,596,889                5,714               2,594,985         10.2%
Benjamin R. Yerxa (25)                          77,835              118,371                   9,330            *

__________

*    Less than one percent.

(1) Represents shares beneficially owned by the named individual, including shares that such person has the right to acquire within 60 days of the date of this Reoffer Prospectus. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2) Includes all outstanding options to purchase Shares of Common Stock granted to the named individuals under the Plan, whether or not vested or exercisable within 60 days of the date of this Reoffer Prospectus. Also includes all Shares issued to such named individuals upon the exercise of options granted under the

     Plan. All of such Shares are being registered hereunder.

(3) Does not constitute a commitment to sell any or all of the stated number of Shares of Common Stock. The number of Shares offered shall be determined from time to time by each Selling Stockholder at this sole discretion.

(4) Ms. Anders previously served in several capacities from 1995 to July 2000, most recently as Senior Discovery Assistant.

(5) Dr. Boucher has served as a director since March 1995 and is a Co-Chairman of our Scientific Advisory Board. Beneficial ownership includes 504,954 shares of common stock and 78,132 shares of common stock underlying stock options granted to Dr. Boucher which will have vested within sixty days after January 25, 2001. Does not include 41,867 shares of common stock underlying stock options granted to Dr. Boucher which will not have vested within sixty days after January 25, 2001.

(6)  Mr. Brown has served as a Senior Research Scientist since May 1998.

(7) Ms. Costanza served us in several capacities since September 1997, most recently as our Assistant Manager, Accounts Payable.

(8)  Ms. Davis has served as our receptionist since October 1995.

(9) Mr. Dougherty previously served us in several capacities from 1995 to October, 2000, most recently as Group Leader, Senior Research Services.

(10) Dr. Evans has served as our Vice President, Pharmaceutical Development since June 2000. He joined us in October 1996 and previously held several positions. Beneficial ownership includes 31,152 shares of common stock and 21,149 shares of common stock underlying stock options granted to Dr. Evans which will have vested within sixty days after January 25, 2001. Does not include 34,611 shares of common stock underlying stock options granted to Dr. Evans which will not have vested within sixty days after January 25, 2001.

(11) Mr. Jones has served us in several capacities since December 1995, most recently as a Research Scientist II.

(12) Dr. Kellerman has served as our Senior Vice President, Development since May 2000. Dr. Kellerman joined us in July 1999 as Vice President, Development. Beneficial ownership includes 10,300 shares of common stock and 37,622 shares of common stock underlying stock options granted to Dr. Kellerman which will have vested within sixty days after January 25, 2001. Does not include 95,234 shares of common stock underlying stock options granted to Dr. Kellerman which will not have vested within sixty days after January 25, 2001.

(13) Dr. Lamotte has served as a director since October 1993. Beneficial ownership includes 1,339,177 shares held by Medical Science Partners II, L.P., 161,758 shares held by Medical Science I Co-Investment, L.P. and 960,000 shares held by NMT New Medical Technologies. Medical Science Partners is the general partner of Medical Science Partners II, L.P. and the co-manager of Medicl Science I Co-Investment, L.P. Dr. Lamotte is a managing general partner of Medical Science Partners. Dr. Lamotte is a director of NMT New Medical Technology. Dr. Lamotte disclaims beneficial ownership of Medical Science II Co-Investment, L.P.'s shares. Dr. Lamotte disclaims beneficial ownership of NMT New Medical Technology's shares except to the extent of his proportional pecuniary interest therein. Includes 1,904 shares of common stock underlying stock options granted to Dr. Lamotte which will have vested within sixty days after January 25, 2001. Does not include 3,810 shares of common stock underlying stock options granted to Dr. Lamotte which will not have vested within sixty days after January 25, 2001.

(14) Dr. Leighton has served as a director since October 1993. Includes 400,000 shares of common stock and 1,904 shares of common stock underlying stock options granted to Dr. Leighton which will have vested within sixty days after January 25, 2001. Does not included 3,810 shares of common stock underlying stock options granted to Dr. Leighton which will not have vested within sixty days after January 25, 2001.

(15) Mr. McGuire has served as Chairman of the Board and as a director since October 1993. He previously served as Treasurer from October 1993 to March 2000. Includes 2,849,236 shares held by Alta V Limited Partnership and 29,944 shares held by Customs House partners. Alta V Management Partners, L.P. is the general partner of Alta V Limited Partnership. Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to various venture capital funds, including Alta V Limited Partnership and Customs House Partners. Mr. McGuire is a general partner of Alta V Management Partnership, L.P. In his capacity as a general partner of the Alta V Management Partners, L.P., Mr. McGuire may be deemed to share voting and investment powers with respect to the shares held by Alta V Limited Partnership. Mr. McGuire disclaims beneficial ownership of all of such shares held by Alta V Limited Partnership except to the extent of his proportional pecuniary interest therein. Mr. McGuire also disclaims beneficial ownership to all of the shares of Customs House Partners. Does not include 3,810 shares of common stock underlying stock options granted to Mr. McGuire which will not have vested within sixty days after January 25, 2001.

(16) Mr. Mossinghoff has served as a Senior Vice President and as our Chief Business Officer since December 1999. He joined us in June 1998 as our Senior Director of Strategic Planning and Operations and was promoted to Vice President, Corporate Development in January 1999. Mr. Mossinghoff has also served as our Secretary since October 1998, and as our Treasurer since March 2000. Includes 92,309 shares of common stock underlying stock options granted to Mr. Mossinghoff which will have vested within sixty days after January 25, 2001. Does not include 136,233 shares of common stock underlying stock options granted to Mr. Mossinghoff which will not have vested within sixty days after January 25, 2001.

(17) Ms. Olins previously served us as Senior Director, Biology from October 1999 to November 2000.

(18) Mr. Pendergast previously served us in several capacities since 1995, most recently as Senior Director, Chemistry.

(19) Dr. Rideout previously served us as Vice President, Discovery from January 1998 to January 2000 and as Senior Vice President, Discovery from February 2000 until her retirement in September 2000. She served as a consultant from October 2000 to January 2001. Includes 234,285 shares of common stock and 51,428 shares of common stock underlying stock options granted to Dr. Rideout which will have vested within sixty days after January 25, 2001.

(20) Dr. Shaffer has served as our President, Chief Executive Officer and as a director since January 1999. Dr. Shaffer joined us in June 1995 as Director, Clinical Operations, was promoted to Senior Director, Development in June 1996 and to Vice President, Development and Chief Operating Officer in January 1998. Includes 41,000 shares of common stock and 278,521 shares of common stock underlying stock options granted to Dr. Shaffer which will have vested within sixty days after January 25, 2001. Does not include 195,762 shares of common stock underlying stock options granted to Dr. Shaffer which will not have vested within sixty days after January 25, 2001.

(21) Mr. Shaver has served us in several capacities since July 1995, most recently as our Director, Chemistry.

(22) Ms. Sylvester has served us in several capacities since August 1999, most recently as our Assistant Director, Clinical Development.

(23) Dr. Thompson has served as a director since April 1996. Includes 27,214 shares of common stock and 1,904 shares of common stock underlying stock options granted to Dr. Thompson which will have vested within sixty days after January 25, 2001. Does not include 3,810 shares of common stock underlying stock options granted to Dr. Thompson which will not have vested within sixty days after January 25, 2001.

(24) Dr. Treu has served as a director since March 1995. Includes 2,514,456 shares held by Domain Partners III, L.P. and 80,529 shares held by DP III Associates, L.P. One Palmer Square Associates III, L.P. is the general partner of One Palmer Square Associates III, L.P. and DP III Associates, L.P. Jesse I. Treu, Ph.D.

     is a general Partner of One Palmer Square Associates III, L.P. Dr. Treu shares voting and investment power with respect to these shares and disclaims beneficial ownership of such shares except to the extent of his proportional interest therein. Does not include 3,810 shares of common stock underlying stock options granted to Dr. Treu which will not have vested within sixty days after January 25, 2001.

(25) Dr. Yerxa has served as our Vice President, Discovery since February 2000 and as a Co-Chairman of our Scientific Advisory Board since June 2000. He joined us in August 1995 and previously held several positions, including Senior Director of Preclinical Programs. Beneficial ownership includes 53,056 shares of common stock and 24,779 shares of common stock underlying stock options granted to Dr. Yerxa which will have vested within sixty days after January 25, 2001. Does not include 93,590 shares of common stock underlying stock options granted to Mr. Yerxa which will not have vested within sixty days after January 25, 2001.


                              PLAN OF DISTRIBUTION

     Shares offered hereby may be sold from time to time directly by or on behalf of the Selling Securityholders in one or more transactions on the Nasdaq National Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The Selling Securityholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Securityholders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

     In connection with such sales, the Selling Securityholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

     In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the Selling Securityholders in compliance with all other applicable state securities laws and regulations.

     In addition to any shares sold hereunder, Selling Securityholders may, at the same time, sell any shares of common stock, including the shares, owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus. There can be no assurance that any of the Selling Securityholders will sell any or all of the shares offered by them hereby.

     Inspire will pay all expenses of the registration of the shares. Inspire has notified certain Selling Securityholders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

                                 LEGAL MATTERS

     The validity of the shares being offered hereby has been passed upon for Inspire by Reed Smith LLP.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, which are incorporated by reference in this reoffer prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents, which have been filed by Inspire Pharmaceuticals, Inc. (the "Registrant" and the "Company") with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this registration statement as of their respective dates:

     (a) The Registrant's final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act");

     (b) The Registrant's Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2000;

     (c) All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since August 3, 2000;

     (d) The Registrant's Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

     (e) The description of the Registrant's common stock contained in the Registrant's final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act.

     All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities described herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents with the Commission. Any statement in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.


ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable.


ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

     The validity of the shares being offered hereby has been passed upon for Inspire by Reed Smith LLP.

     The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, which are incorporated by reference in this reoffer prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") enables a corporation in its certificate of incorporation to limit the personal liability of its directors for violations of their fiduciary duty of care.

Accordingly, Article Eighth of our amended and restated certificate of incorporation states that a director will not be personally liable to the company or to our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is prohibited under the DGCL as in effect when such liability is determined. Subsection (b)(7) of Section 102 of the DGCL states that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended, then the liability of a director will be eliminated or limited to the fullest extent permitted by the amended DGCL.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of that action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification will be made, however, in respect to any claim, issue or matter as to which that person is adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which that action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or such other court deems proper.

     Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, that person will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him; that the indemnification provided by Section 145 will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. The determination of whether indemnification is proper under the circumstances, unless made by a court, is determined by: (a) a majority of the disinterested members of the board of directors or board committee; (b) independent legal counsel (if a quorum of the disinterested members of the board of directors or board committee is not available or if the disinterested members of the board of directors or a board committee so direct); or (c) the stockholders.

     Section 145 also empowers us to purchase and maintain insurance on behalf of our directors or officers against any liability asserted against them or incurred by them in any such capacity or arising out of their status as our directors or officers whether or not we would have the power to indemnify them against the liabilities under Section 145. We currently carry liability insurance for the benefit of our directors and officers, including Scientific Advisory Board members, that provides coverage for any compensatory damages (excluding punitive or exemplary damages, taxes, matters uninsurable pursuant to any applicable law, fines or penalties), settlements, and reasonable and necessary legal fees and expenses incurred by any of the officers or directors resulting from any written demand for civil damages, any civil proceeding, or any formal administrative or regulatory proceeding initiated during the policy period against any of the officers or directors in which they shall be subjected to a binding adjudication of liability for damages or other relief, including any appeal therefrom, for any actual or alleged error, act, omission, misstatement, misleading statement, neglect, or breach of duty committed or attempted by any officer or director in their capacity as a director or officer of the company (or any subsidiary of the company) or with consent of the company in the position of director, officer or trustee of any non-profit entity, or any matter claimed against any director or officer solely by reason of their serving in such capacity or position. Among other exclusions, our current policy specifically excludes coverage for any claim: involving an accounting of profits made in fact from the purchase or sale of the securities of the company by officers or directors; based upon actual or alleged pollution or any decision to test for or clean up pollutants or nuclear material; for violations of the Employee Retirement Income Security Act of 1974; by or on behalf of the company, other officers or directors or any security holder of the company (in most instances); brought about by any deliberately dishonest, fraudulent or malicious act or omission or any willful violation of law established by an adverse final adjudication; based upon any personal profit, remuneration or advantage gained by any director or officer to which they were not legally entitled; based upon or arising out of their services as directors, officers or employees of any entity other than the company (or a subsidiary of the company) except for service, with consent of the company, by a director or officer in the position of director, officer or trustee in any non-profit entity, if such claim is brought and maintained without the participation of the non-profit entity; for defamation, bodily injury, sickness, disease, death, false arrest or imprisonment, assault, battery, outrage, humiliation, mental anguish, emotional distress, abuse of process, malicious prosecution, violation or invasion of any right of privacy or private occupancy, trespass, nuisance or wrongful entry or eviction, or for damage to or destruction of any tangible property including loss of use thereof; based any claim related to allegations that computer software or hardware failed to function properly because of a year 2000 problem; for, based upon, a rising from, or in any way related to any demand, suit, or other proceeding which was pending on or existed prior to January 23, 1998 with respect to the first $1,000,000 in coverage, and prior to January 23, 1999, with respect to the remaining coverage; which, in whole or in part, is brought or maintained by or on behalf of David Drutz, including his estate, any beneficiary of his estate, or assignee, trustee or receiver thereof. In addition, the policy excludes all or part of such claim that is, directly or indirectly, based on, attributable to, arising out of, resulting from or in any manner relating to the initial public offering of the company's securities and/or any registration statement or prospectus related thereto, however, the company intends to procure liability insurance for the benefit of its directors and officers which includes the coverage relating to the initial public offering which is excluded from its current policy, provided it can obtain reasonable quotations.

     Article Ninth of our amended and restated certificate of incorporation requires that we indemnify, to the fullest extent permitted by the DGCL, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of Inspire, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

     Any amendment or repeal of Article Ninth of our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director or officer with respect to any act or omission of such director or officer occurring prior to such amendment or repeal.

     Further, the Underwriting Agreement, between the Company and the managing underwriters of its initial public offering, contains provisions for indemnification by our underwriters and their officers, directors and other specified persons, against specified civil liabilities, including particular liabilities under the Securities Act.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

     The shares to be sold under the reoffer prospectus were initially issued by the Registrant and were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as offers and sales of securities pursuant to certain compensatory benefit plans or pursuant to a written contract relating to compensation, as evidenced by Rule 701, or Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

ITEM 8. EXHIBITS

Exhibit No.  Description of Exhibit

3.1 Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form S-1 (Registration No. 333-31174) which became effective on August
          3, 2000).

3.2       Amended and Restated Bylaws. (Incorporated by reference to Exhibit
          3.2 to the Company's registration statement on Form S-1 (Registration
          No. 333-31174) which became effective on August 3, 2000).

4.1       Specimen Common Stock Certificate. (Incorporated by reference to
          Exhibit 4.1 to the Company's registration statement on Form S-1
          (Registration No. 333-31174) which became effective on August 3, 2000)

5.1       Opinion of Reed Smith LLP

10.1 Amended and Restated 1995 Stock Plan, as amended. (Incorporated by reference to Exhibit 10.1 to the Company's registration statement on Form S-1 (Registration No. 333-31174) which became effective on August
          3, 2000)

10.2      Form of Incentive Stock Option. (Incorporated by reference to Exhibit
          10.2 to the Company's registration statement on Form S-1 (Registration
          No. 333-31174) which became effective on August 3, 2000)

10.3      Form of Non-statutory Stock Option. (Incorporated by reference to
          Exhibit 10.3 to the Company's registration statement on Form S-1
          (Registration No. 333-31174) which became effective on August 3, 2000)

23.1      Consent of PricewaterhouseCoopers LLP, independent public accountants

23.2      Consent of Reed Smith LLP (contained in the opinion filed as Exhibit
          5.1 hereto)

24.1      Power of Attorney (included on the Signature Page)

_______________


ITEM 9. UNDERTAKINGS.

    (a)  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Durham, North Carolina, on this 28th day of February, 2001.


                                    Inspire Pharmaceuticals, Inc.



                                    By: /s/ Christy L. Shaffer
                                        ----------------------
                                        Christy L. Shaffer
                                        President, Chief Executive Officer and
                                        Director



I.   POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears on the following page constitutes and appoints Christy L. Shaffer and Gregory J. Mossinghoff, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature                           Title                            Date
---------                           -----                            -----


/s/ Christy L. Shaffer        President, Chief Executive    February 16, 2001
--------------------------   Officer (principal executive
    Christy L. Shaffer           Officer) and Director



/s/ Gregory J. Mossinghoff      Senior Vice President,      February 16, 2001
--------------------------     Chief Business Officer,
    Gregory J. Mossinghoff     Secretary and Treasurer
                             (principal financial officer
                               and principal accounting
                                       officer)


/s/ Terrance G. McGuire          Chairman of the Board      February 28, 2001
--------------------------
    Terrance G. McGuire


/s/ Richard Boucher                     Director            February 28, 2001
--------------------------
    Richard Boucher, M.D.


/s/ Andre L. Lamotte                    Director            February 28, 2001
--------------------------
    Andre L. Lamotte, Sc.D.


/s/ H. Jefferson Leighton               Director            February 18, 2001
--------------------------
    H. Jefferson Leighton


/s/ W. Leigh Thompson                   Director            February 28, 2001
--------------------------
    W. Leigh Thompson


/s/ Jesse I. Treu                       Director            February 28, 2001
--------------------------
    Jesse I. Treu